Filed Pursuant to Rule 424(b)(5)
Registration No. 333-155247

U.S. Prospectus Supplement

(To Prospectus Supplement Dated November 13, 2008 and Prospectus Dated November 10, 2008)

Rights Offering for 1,598,811,880 Ordinary Shares

Banco Santander, S.A.

We distributed to holders of our existing ordinary shares rights to subscribe for an aggregate of 1,598,811,880 of our ordinary shares, par value €0.50 per share (the “New Shares”). Each ordinary share held of record as of 11:59 p.m. (Madrid time) on November 12, 2008 entitled its holder to one right to subscribe for New Shares. Four rights were required to subscribe for one New Share at a subscription price of €4.50 per share (the “Subscription Price”). A holder of rights that exercised all of its rights was also able to subscribe at the Subscription Price for additional New Shares that were not subscribed for pursuant to the exercise of rights (the “Additional Shares”).  We accepted subscription for whole ordinary shares only. The subscription period for the rights commenced on November 13, 2008 and expired at the close of business in Madrid, Spain on November 27, 2008 (the “Preemptive Subscription Period”).

Holders of American Depositary Shares, or ADSs, each representing one ordinary share, did not receive rights to subscribe for new ADSs.  The rights with respect to ordinary shares represented by ADSs were issued to JPMorgan Chase Bank, as depositary (the “Depositary”). At the instruction of holders, a total of 7,847,426 ADSs were cancelled during the period from November 13, 2008 until November 19, 2008 and the shares and the rights underlying such ADSs were delivered upon the instruction of the cancelling holders. The Depositary has sold the remainder of the rights it received on behalf of ADS holders and will distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the remaining holders of ADSs as of a record date to be determined by the Depositary.

Pursuant to an underwriting agreement that we entered into with the underwriters listed in “Underwriting” in the prospectus supplement dated November 13, 2008 (the “Underwriters”), the Underwriters severally agreed to procure, during a period of two business days starting on November 28, 2008 (the “Discretionary Allocation Period”), certain institutional investors to subscribe for any New Shares that were not subscribed for after expiration of the rights. The Underwriters also severally agreed to subscribe for in their own name and on their own behalf, at the Subscription Price, any New Shares that were not subscribed for at the end of the Discretionary Allocation Period.

The results of the rights offering are set forth below:

•	1,590,213,499 New Shares were subscribed for by the holders of rights during the Preemptive Subscription Period;

•
591,654,043 Additional Shares were requested by the holders of rights during the Preemptive Subscription Period, of which 8,598,381 Additional Shares were allocated pro-rata and subscribed for on November 28, 2008; and

•	Because all the New Shares were fully subscribed for during the Preemptive Subscription Period, the Discretionary Allocation Period was not commenced.

During the Preemptive Subscription Period, no securities were purchased by the Underwriters in stabilizing transactions. Other than in transactions on behalf of their clients, during the Preemptive Subscription Period:

•	the Underwriters purchased 10,000,000 rights to subscribe for New Shares and sold 2,582 rights to subscribe for New Shares in the open market;

•	the Underwriters exercised 89,816,780 rights to subscribe for New Shares, yielding 22,454,195 New Shares;

•	the Underwriters purchased 15,124,169 ordinary shares in the open market at prices ranging from €4.95 to €6.79; and

•	the Underwriters sold 9,858,617 ordinary shares in the open market at prices ranging from €4.93 to €6.85.

Investing in our ordinary shares involves risks.  See “Risk Factors” beginning on page S-15 of the prospectus supplement dated November 13, 2008, as well as in the documents incorporated by reference in the prospectus dated November 10, 2008.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the prospectus supplement dated November 13, 2008 or the prospectus dated November 10, 2008.  Any representation to the contrary is a criminal offense.

This prospectus supplement, the prospectus supplement dated November 13, 2008 and the prospectus dated November 10, 2008 may be used in connection with the initial issuance and allocation of the rights, the exercise of the rights for New Shares and the offer and sale of Additional Shares to holders of rights who have exercised all the rights they hold.

Joint Global Coordinators and Joint Bookrunners

Merrill Lynch & Co.	Banc of America Securities LLC	Santander Investment

Joint Bookrunner

Credit Suisse

Joint Lead Manager		Co-Lead Manager

CALYON		Fox-Pitt Kelton

The date of this prospectus supplement is December 3, 2008.